UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 13, 2008



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

This report is being filed to provide revised company information that reflects the adoption by Dollar Tree Stores, Inc., a Virginia corporation (the "Predecessor Registrant"), of a holding company form of organizational structure. The holding company organizational structure was implemented by the merger (the "Merger") in accordance with Section 13.1-719.1 of the Virginia Stock Corporation Act, of Dollar Tree Merger Sub, Inc., a Virginia corporation, with and into the Predecessor Registrant, with the Predecessor Registrant being the surviving corporation. In the Merger, which was consummated on March 2, 2008, each share of the common stock of the Predecessor Registrant was converted into one share of common stock of Dollar Tree, Inc., a Virginia corporation (the "Registrant"). Pursuant to the Merger, the Predecessor Registrant became a direct, wholly-owned subsidiary of the Registrant. In the Merger, the Registrant issued new shares of common stock in uncertificated form, or, at the request of the holder, by stock certificate, the form of which is attached hereto as Exhibit 4.1. The revised "Description of Capital Stock" for the Registrant, which is substantively identical to the description applicable to the Predecessor Registrant before the Merger, is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
4.1	Form of Common Stock Certificate
99.1	Description of Capital Stock

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

March 13, 2008   By: /s/ Bob Sasser
                                                                     Bob Sasser
                                                                     President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Common Stock Certificate
99.1	Description of Capital Stock

Exhibit 4.1

NUMBER
DT
SHARES
Dollar Tree, Inc.
COMMON STOCK
INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH OF VIRGINIA
CUSIP 256746 10 8
SEE REVERSE FOR CERTAIN DEFINITIONS
This Is To Certify that
is the owner of
FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK OF THE PAR VALUE OF $.01 EACH OF
DOLLAR TREE, INC. (hereinafter called the "Corporation"), transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney, upon surrender of this certificate properly endorsed. This certificate and the shares represented hereby are issued and shall be held subject to all of the provisions of the Certificate of Incorporation of the Corporation and all amendments thereto, to all of which the holder of this certificate assents by his acceptance hereof.
This certificate is not valid unless countersigned by the Transfer Agent.
WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.
Dated:
DOLLAR TREE, INC. CORPORATE SEAL VIRGINIA
ASSISTANT CORPORATE SECRETARY
PRESIDENT AND CEO
Countersigned
NATIONAL CITY BANK
(Cleveland, OH)
Transfer Agent
By
Authorized Signature

AMERICAN BANK NOTE COMPANY **711 ARMSTRONG LANE** **COLUMBIA, TENNESSEE 38401** **(931) 388-3003**	PRODUCTION COORDINATOR: DENISE LITTLE 931-490-1706 PROOF OF MARCH 4, 2007 **DOLLAR TREE, INC.** **TSB 29534 FC**
SALES: C. SHARKEY 302-731-7088	Operator: AP
/ ETHER 7 / LIVE JOBS / D / DOLLAR TREE 29534 FC	REV. 1

PLEASE INITIAL THE APPROPRIATE SELECTION FOR THIS PROOF: ____ OK AS IS ____ OK WITH CHANGES ____ MAKE CHANGES AND SEND ANOTHER PROOF

Colors Selected for Printing: Logo prints PMS 360, PMS 355 and black. Intaglio prints in SC-3 Dark Green.

COLOR: This proof was printed from a digital file or artwork on a graphics quality, color laser printer. It is a good representation of the color as it will appear on the final product. However, it is not an exact color rendition, and the final printed product may appear slightly different from the proof due to the difference between the dyes and printing ink.

DOLLAR TREE, INC.

THE CORPORATION WILL FURNISH TO ANY SHAREHOLDER UPON REQUEST AND WITHOUT CHARGE A FULL STATEMENT OF THE DESIGNATION, RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF THE SHARES OF EACH CLASS AND SERIES AUTHORIZED TO BE ISSUED SO FAR AS THE SAME HAVE BEEN FIXED, AND THE AUTHORITY OF THE BOARD OF DIRECTORS TO DESIGNATE AND FIX THE RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF OTHER SERIES. ANY SUCH REQUEST MAY BE MADE TO THE CORPORATION OR TO ITS TRANSFER AGENT.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — ________ Custodian ________
(Cust) (Minor)
under Uniform Gifts to Minors
Act ____________
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ____________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

____

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

____

____

____ *Shares*

of the Common Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ____________________________

____

Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated, ________________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

AMERICAN BANK NOTE COMPANY 711 ARMSTRONG LANE COLUMBIA, TENNESSEE 38401 (931) 388-3003	PRODUCTION COORDINATOR: DENISE LITTLE 931-490-1706 PROOF OF FEBRUARY 28, 2008 DOLLAR TREE, INC. TSB 29534 BK (Litho)
SALES: C. SHARKEY 302-731-7088	Operator: AP
/ ETHER 7 / LIVE JOBS / D / DOLLAR TREE 29534 BK	New

PLEASE INITIAL THE APPROPRIATE SELECTION FOR THIS PROOF: ____ OK AS IS ____ OK WITH CHANGES ____ MAKE CHANGES AND SEND ANOTHER PROOF

Exhibit 99.1

DESCRIPTION OF CAPTIAL STOCK

Dollar Tree, Inc. ("Dollar Tree") authorized capital stock consists of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of March 2, 2008, there were 89,797,144 shares of Dollar Tree, Inc. common stock outstanding, held of record by 519 shareholders.

Common Stock

Dividends. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation. Upon the liquidation, dissolution or winding up of Dollar Tree, the holders of common stock are entitled to receive ratably the net assets of Dollar Tree available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and non-assessable.

Voting. The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our Board of Directors has the authority, without further action of the shareholders, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The Board may fix or determine the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including:

- the dividend rights and rates;

- conversion rights;

- voting rights;

- terms of redemption (including sinking fund provisions), redemption price or prices,

- liquidation preferences; and

- the number of shares constituting any series or the designation of the series of preferred stock (up to the maximum of 10,000,000 shares in the aggregate).

Our Board of Directors, without shareholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of discouraging, delaying, or preventing a change in control of Dollar Tree.

There are currently no issued or outstanding shares of preferred stock and we have no present plans to issue any shares of preferred stock.

Our articles of incorporation and bylaws and Virginia law may have anti-takeover effects

Provisions in our articles of incorporation and in our bylaws, as well as Virginia law, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of Dollar Tree. For example, the following provisions may make it difficult to quickly replace the current Board of Directors:

- The articles of incorporation classify the directors of Dollar Tree into three classes as nearly equal in size as possible, with staggered three-year terms.

- Our bylaws provide that shareholder nominations of persons for elections to the Board of Directors may be made only upon advance written notice to the Board of Directors in accordance with certain procedural requirements.

- Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in the election at a meeting in which a quorum is present and cumulative voting is not permitted. A quorum consists of a majority of the shares entitled to vote, represented in person or by proxy.

- The articles of incorporation provide that a director may be removed only by a vote of the holders of more than two-thirds of the shares entitled to vote.

In addition, there are provisions which may make it difficult to call special meetings of the shareholders or to take other shareholder action:

· Our bylaws provide that special meetings of shareholders may be called only by the chairman of the Board of Directors, the president, or the Board of Directors of Dollar Tree and that no business shall be transacted and no corporate action may be taken at a special meeting of shareholders other than that stated in the notice of the meeting.

· The bylaws also provide that the only business that may be brought before an annual meeting of shareholders is limited to matters (i) brought before the meeting at the direction of the Board of Directors or (ii) specified in a written notice given by or on behalf of a shareholder of Dollar Tree in accordance with certain procedural requirements specified in the bylaws.

These provisions could have the effect of delaying shareholder actions which are favored by the holders of a majority of the outstanding voting securities of Dollar Tree. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of Dollar Tree, would be unable to call a special meeting of shareholders to take action as a shareholder (such as electing new directors or approving a merger).

Finally, the articles of incorporation require the affirmative vote of the holders of more than two-thirds of each voting group entitled to vote thereon to amend or repeal certain provisions of the articles of incorporation and bylaws, primarily the above mentioned anti-takeover provisions. This super-majority requirement for amendments has the effect of making it more difficult for a third party attempting to gain control of Dollar Tree to remove the anti-takeover provisions discussed above.

Our articles and bylaws eliminate liability for officers and directors and require us to indemnify them in certain cases

The articles of incorporation eliminate the liability of a director or officer of Dollar Tree to the company or its shareholders for monetary damages. The only exception to this provision is in the event the director or officer has committed willful misconduct or a knowing violation of the criminal law or of any Federal or state securities law.

The articles of incorporation also require Dollar Tree to indemnify its directors and officers, and they permit Dollar Tree to indemnify its other agents and employees. Such indemnification does not apply in the event of willful misconduct or a knowing violation of the criminal law.

We believe that these provisions assist us in attracting and retaining qualified individuals to serve as directors and officers.

Our Registrar and Transfer Agent

The registrar and transfer agent for Dollar Tree common stock is National City Bank, a national banking association.

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